SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549
                             ________________

                              SCHEDULE 13E-4
                      ISSUER TENDER OFFER STATEMENT
           (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE
                                 ACT OF 1934)

                       ALLSTATE FINANCIAL CORPORATION
                              (Name of Issuer)

                       ALLSTATE FINANCIAL CORPORATION
                    (Name of person(s) filing statement)

                      Common Stock, no par value per share
                         (Title of class of securities)

                                  020011 10 2
                     (CUSIP number of class of securities)

                               Craig Fishman, Esq.
                    Senior Vice President and General Counsel
                          Allstate Financial Corporation
                       2700 South Quincy Street, Suite 540
                            Arlington, Virginia 22206
                                 (703) 931-2274
    (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                                   copy to:
                             Richard A. Krantz, Esq.
                                 Robinson & Cole
                                Financial Centre
                              695 East Main Street
                           Stamford, Connecticut 06901
                                 (203) 462-7500

                               November 28, 1995
       (Date tender offer first published, sent or given to security holders)
                            Calculation of Filing Fee
     Transaction valuation*                               Amount of filing fee
           $2,162,000                                           $432.40

* For purposes of calculation of fee only. This amount assumes the purchase of 340,473 shares of Common Stock, no par value per share (the "Shares"), of Allstate Financial Corporation, at a purchase price of $6.35 per Share. The amount of the filing fee, calculated in the accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the Shares to be purchased.
[ ]     Check box if any part of the fee is offset as provided by
        Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
          Amount Previously Paid:   ________         Filing Party: ________
          Form of Registration No.: ________         Date Filed:   ________






<PAGE 1>

Item 1.    Security and Issuer.

    Preliminary Note: References in this Schedule to the "Offering Circular" and the "Letter of Transmittal" are to the Offering Circular dated November 28, 1995 (the "Offering Circular") and the Letter of Transmittal, dated as of November 28, 1995 (the "Letter of Transmittal"), filed herewith as Exhibits (a)(1) and (a)(2), respectively.

    (a) The issuer is Allstate Financial Corporation (the "Company"). The Company's principal executive offices are located at 2700 South Quincy Street, Suite 540, Arlington, VA 22206.

    (b) The securities being sought are outstanding shares of the Company's Common Stock, no par value per share (the "Common Stock"). Upon the terms and subject to the conditions set forth in the Offering Circular and in the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), the Company is offering to exchange $1,000.00 principal amount of Convertible Subordinated Notes due September 30, 2000 (the "Notes") for each 157.48 shares of its Common Stock, of which 2,655,128 shares are currently outstanding. The terms of the Exchange Offer equate to $6.35 principal amount of Notes for each share of Common Stock properly tendered for exchange. To the extent the number of shares of Common Stock tendered by the holder thereof exceeds 157.48 (or a whole multiple thereof), the holder shall receive a new certificate representing the whole number of excess shares and a cash payment by the Company for any remaining fractional share at a rate of $6.35 per share of Common Stock.

    The Company is only authorized to issue up to $2,162,000 principal amount of Notes and therefore the Company will only purchase up to that number of shares of Common Stock properly tendered to it pursuant to the Exchange Offer that would allow it to issue Notes in an aggregate principal amount of up to $2,162,000. In the event shares of Common Stock in excess of that number are properly tendered to the Company for exchange pursuant to the terms of the Exchange Offer, the Company will only accept for exchange from each tendering holder of Common Stock a stockholder's pro rata portion of the total number of shares of Common Stock properly tendered for exchange, rounded down to the nearest whole multiple of 157.48 shares. In this event, the excess shares of Common Stock tendered by the stockholder to the Company over the stockholder's pro rata amount of tendered shares, as rounded down to the nearest whole multiple of 157.48, will not be accepted by the Company for exchange, and each such shareholder shall receive a new certificate for shares of Common Stock representing the number of such excess shares and a cash payment by the Company for any fractional share at a rate of $6.35 per share of Common Stock.

    (c) See "Price Ranges of the Common Stock" in the Offering Circular, incorporated herein by reference.

    (d) Not applicable.


Item 2.    Source and Amount of Funds or Other Consideration.

    (a) The Company and Shawmut Bank Connecticut, National Association, as trustee, have entered into an Indenture of Trust, dated as of September 11, 1995 (the "Indenture"), pursuant to which the Company will issue the Notes as part of the consideration payable in the Exchange Offer. The maximum aggregate principal amount of Notes issuable in the Exchange Offer is $2,162,000. See "The Exchange Offer" in the Offering Circular, incorporated herein by reference.

    (b) Not applicable.

<PAGE 2>
Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

    See "Purposes and Effects of the Exchange Offer" in the Offering Circular, incorporated herein by reference.

    (a) Not applicable.

    (b) Not applicable.

    (c) Not applicable.

    (d) Not applicable.

    (e) See "Pro Forma Data" and "Dividends" in the Offering Circular, incorporated herein by reference.

    (f) Not applicable.

    (g) Not applicable.

    (h) Not applicable.

    (i) The Company's Common Stock is presently held of record by less than 300 persons and is therefore eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

    (j) Not applicable.


Item 4.    Interest in Securities of the Issuer.

    Neither the Company, nor to the best of its knowledge, any of the other persons covered by Item 4 of this Schedule [i.e., officers, directors, associates and affiliates of the foregoing] has effected any transaction in the Common Stock during the 40 business days preceding the date of the Offering Circular, except that on September 28, 1995, Mr. Craig Fishman, Senior Vice President and General Counsel and a Director of the Company, purchased 1,250 shares of Common Stock in the over-the-counter market for an aggregate purchase price of $7,504. Mr. Craig Fishman has indicated to the Company that he does not intend to tender any shares of Common Stock he beneficially owns pursuant to the Exchange Offer.


Item 5.
    Contracts, Arrangements, Understandings or Relationships With Respect to the Issuer's Securities.

       Mr. Leon Fishman, the President and Chief Executive Officer of the Company, and Mr. Eugene R. Haskin, the Chairman of the Board of the Company, and Mr. Craig Fishman, Senior Vice President and General Counsel and a Director of the Company, have indicated to the Company that they do not intend to tender any shares of Common Stock they beneficially own pursuant to the Exchange Offer. As of November 28, 1995, these shareholders beneficially owned in the aggregate 502,832 shares of Common Stock, or approximately 19% of the outstanding shares of Common Stock. These shareholders will increase their percentage ownership interest of the shares of Common Stock depending upon the number of shares of Common Stock tendered in the Exchange Offer.



<PAGE 4>
Item 6.
    Persons Retained, Employed or to be Compensated.

    See "The Exchange Offer -Exchange Agent" in the Offering Circular, incorporated herein by reference.


Item 7.
    Financial Information.

    (a)(1) See Part II - Item 7. "Financial Statements" in the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1994, incorporated herein by reference, filed as Exhibit (g) hereto.

    (a)(2) See Part I - Item 1. "Financial Statements" in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 1995, incorporated herein by reference, filed as Exhibit (h) hereto.

    (a)(3) See "Summary Financial Data" in the Offering Circular, incorporated herein by reference.

    (a)(4) See "Summary Financial Data" in the Offering Circular, incorporated herein by reference.

    (b)(1) See "Pro Forma Data" in the Offering Circular, incorporated herein by reference.

    (b)(2) See "Pro Forma Data" in the Offering Circular, incorporated herein by reference.

    (b)(3) See "Pro Forma Data" in the Offering Circular, incorporated herein by reference.


Item 8.
    Additional Information.

    (a) There is no present or proposed material contract, arrangement, understanding or relationship between the Company and any of its executive officers, directors or affiliates, other than as disclosed in Item 5 of this Schedule or otherwise previously disclosed in the Company's Annual Report on Form 10-KSB or the Company's Quarterly Report on Form 10-QSB.

    (b) Not applicable.

    (c) Not applicable.

    (d) Not applicable.

    (e) The Company's Offering Circular and Transmittal Letter should be read in their entirety and are incorporated herein by reference.


Item 9.
    Material to be Filed as Exhibits.

    (a)(1)   Offering Circular, dated November 28, 1995.

    (a)(2)   Letter of Transmittal.




<PAGE 5>

    (a)(3) Letter to securities dealers, commercial banks, trust companies and other nominees.

    (a)(4) Form of Letter to Clients of securities dealers, commercial banks, trust companies and other nominees.

    (a)(5)   Notice of Guaranteed Delivery.

    (a)(6) Press release of the Company, issued November 30, 1995, concerning the Exchange Offer.

    (a)(7)   Questions and Answers about the Exchange Offer.

    (b) Not applicable.

    (c) Not applicable.

    (d) Not applicable.

    (e) Not applicable.

    (f) The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1994, is incorporated by reference herein.

    (g) The Company's quarterly report on Form 10-QSB for the quarterly period ended September 30, 1995, is incorporated by reference herein.





































<PAGE  7>
                                                        SIGNATURE


    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       Dated:  November 28, 1995


                                       ALLSTATE FINANCIAL CORPORATION


                                       By: Craig Fishman
                                       Senior Vice President and General Counsel